FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

04 MAR 17 AM 7:21

10 March, 2004

04010646

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

PROCESSED
MAR 17 2004
THOMSON
FINANCIAL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 8 March, 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

dlw
3/17

KCI KONECRANES PLC

STOCK EXCHANGE ANNOUNCEMENT 1
8 March, 2004 3.45 p.m.

KCI KONECRANES: AMENDMENTS ENTERED IN THE TRADE REGISTER

The amendments to the Article 6 of the Articles of Association made at the Annual General Meeting on 4 March 2004 have today been entered in the Trade Register.

Also the Board's authorisation to dispose of the company's own shares and the composition of the Board of Directors have been entered in the Trade Register.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms. Sirpa Poitsalo, Director, General Counsel, KCI Konecranes Plc
tel. +358-20 427 2011

DISTRIBUTION
Helsinki Exchanges